UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 21, 2023

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Enclosure: Press release: AVAILABILITY OF ANNUAL B-BBEE COMPLIANCE REPORT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

# NEWS RELEASE

## AVAILABILITY OF ANNUAL B-BBEE COMPLIANCE REPORT

The Company's annual Black Economic Empowerment Verification Certificate in terms of section 13G(2) of the B-BBEE Amendment Act 46 of 2013 ("the BEE Verification Certificate") has been published on the Company's website – https://www.anglogoldashanti.com/wp-content/uploads/2023/04/aga-bbbee-certificate-2022.pdf.

**ENDS**

21 April 2023

Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

**CONTACTS**

**Media**

| | | |
|---|---|---|
| Andrea Maxey | +61 08 9435 4603/ +61 400 072 199 | amaxey@anglogoldashanti.com |
| Chipo Mrara | +27 11 637 6012/+27 60 571 0797 | camrara@anglogoldashanti.com |
| General inquiries | | media@anglogoldashanti.com |

**Investors**

| | | |
|---|---|---|
| Andrea Maxey | +61 08 9435 4603/ +61 400 072 199 | amaxey@anglogoldashanti.com |
| Yatish Chowthee | +27 11 637 6273 / +27 78 364 2080 | yrchowthee@anglogoldashanti.com |

Website: www.anglogoldashanti.com

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 21, 2023

By:          /s/ _ LM GOLIATH
Name:    LM Goliath
Title:       Company Secretary